Exhibit 22

LIST OF GUARANTOR

SUBSIDIARIES

The following subsidiaries of the Company were, as of the date of the filing of the Form 8-K of which this exhibit is part, guarantors of the Company’s 5.125% senior notes due 2023, 9.500% senior notes due 2025, 5% senior notes due 2026, and 4.875% senior notes due 2027, and will be guarantors of the Company’s 5.250% senior notes due 2031 and 5.625% senior notes due 2033:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION OR ORGANIZATION
Celeron Corporation	Delaware
Divested Companies Holding Company	Delaware
Divested Litchfield Park Properties, Inc.	Arizona
Goodyear Canada Inc.	Canada
Goodyear Export Inc.	Delaware
Goodyear Farms, Inc.	Arizona
Goodyear International Corporation	Delaware
Goodyear Western Hemisphere Corporation	Delaware
Raben Tire Co., LLC	Indiana
T&WA, Inc.	Kentucky